

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2021

James M. Jenkins, Esq.
General Counsel and VP of Corporate Development
TRANSCAT INC
35 Vantage Point Drive
Rochester, New York 14624

> **Re: TRANSCAT INC**
> **Registration Statement on Form S-3**
> **Filed October 13, 2021**
> **File No. 333-260217**

Dear Mr. Jenkins, Esq.:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gary Guttenberg at (202) 551-6477 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Kayla Klos